December 24, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Quest Software, Inc.
SEC File No. 000-26937

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, are the preliminary Notice of Special Meeting of Shareholders, Proxy Statement and form of Proxy to be used in connection with the Special Meeting of Shareholders of Quest Software, Inc., to be held on February 2, 2009.

Definitive copies of the enclosed proxy materials are intended to be released to security holders on or about January 5, 2009. In order that the proxy materials may be printed and mailed in a timely manner, we would appreciate your advising us by telephone of any comments that the Staff may have. If comments on the form of Proxy are available prior to full comments on the Proxy Statement, we would appreciate receiving those comments in advance so that the Proxy can be printed in advance.

Sincerely,

/s/ David Cramer
David Cramer Vice President, General Counsel and Secretary